BANCOLOMBIA S.A. ANNOUNCES SALE OF INVESTMENT IN EL SALVADOR

Medellín, Colombia, January 28, 2011

Today, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract where Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. sell to Protección S.A. its shares equivalent to 99.99% of the capital stock of AFP Crecer, organization administrator of pensions funds in the Republic of El Salvador.

The sale is subject to the fulfillment of certain previous conditions including the authorizations required from the Superintendence of Pensions of El Salvador and from the Financial Superintendence of Colombia.

The total amount that Banagrícola S.A. e Inversiones Financieras Banco Agrícola S.A. will receive as price for the shares is USD 103.000.000.